File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2005	March 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$276,872	$341,277
Accounts receivable	370,048	229,234
Inventories	257,577	175,986
Other current assets	49,631	50,364

Total current assets	954,128	796,861
Investments	16,703	16,793
Property, plant and equipment	68,886	52,656
Goodwill	135,399	134,286
Other intangible assets	12,335	15,816
Other assets	1,856	2,460

Total assets	$1,189,307	$1,018,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$14,061	$9,875
Accounts payable	242,641	177,748
Accrued liabilities	174,864	156,575

Total current liabilities	431,566	344,198
Long-term debt	16	147,788
Other liabilities	949	737

Total liabilities	432,531	492,723

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF .5 - 115,803,310 authorized, 35,780,930 conditionally authorized, 95,803,310 issued and outstanding at December 31, 2005 and March 31, 2005	33,370	33,370
Additional paid-in capital	112,811	125,745
Less registered shares in treasury, at cost, 1,365,388 at December 31, 2005 and 7,321,094 at March 31, 2005	(52,798)	(173,728)
Retained earnings	714,635	584,653
Accumulated other comprehensive loss	(51,242)	(43,891)

Total shareholders’ equity	756,776	526,149

Total liabilities and shareholders’ equity	$1,189,307	$1,018,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
	(Unaudited)
Net sales	$573,856	$483,816	$1,330,659	$1,079,978
Cost of goods sold	388,349	315,488	905,418	711,515

Gross profit	185,507	168,328	425,241	368,463
Operating expenses:
Marketing and selling	66,380	61,020	170,376	149,822
Research and development	22,380	19,160	64,889	53,342
General and administrative	16,074	14,547	45,836	40,575

Total operating expenses	104,834	94,727	281,101	243,739
Operating income	80,673	73,601	144,140	124,724
Interest income (expense), net	1,182	233	2,460	(282)
Other income, net	1,108	1,682	4,545	3,831

Income before income taxes	82,963	75,516	151,145	128,273
Provision for income taxes	11,615	11,327	21,163	19,240

Net income	$71,348	$64,189	$129,982	$109,033

Net income per share and ADS:
Basic	$.77	$.73	$1.44	$1.23
Diluted	$.71	$.66	$1.31	$1.12

Shares used to compute net income per share and ADS:
Basic	92,897	87,657	90,267	88,521
Diluted	100,190	98,353	100,040	99,035

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended December 31,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$129,982	$109,033
Non-cash items included in net income:
Depreciation	23,475	18,858
Amortization of other intangible assets	3,481	4,635
Deferred income taxes and other	693	(372)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(149,799)	(77,269)
Inventories	(87,930)	(41,818)
Other assets	(492)	6,542
Accounts payable	67,965	40,025
Accrued liabilities	27,910	34,857

Net cash provided by operating activities	15,285	94,491

Cash flows from investing activities:
Purchases of property, plant and equipment	(37,617)	(27,522)
Acquisitions and investments, net of cash acquired	89	(30,353)

Net cash used in investing activities	(37,528)	(57,875)

Cash flows from financing activities:
Proceeds from short-term borrowing	5,235	—
Repayments of short and long-term debt	(32)	(4,528)
Purchases of treasury shares	(77,054)	(118,688)
Proceeds from sale of shares upon exercise of options and rights	37,399	36,868

Net cash used in financing activities	(34,452)	(86,348)

Effect of exchange rate changes on cash and cash equivalents	(7,710)	946

Net decrease in cash and cash equivalents	(64,405)	(48,786)
Cash and cash equivalents at beginning of period	341,277	294,753

Cash and cash equivalents at end of period	$276,872	$245,967

Supplemental cash flow information:
Interest paid	$1,715	$1,522
Income taxes paid	$5,229	$4,006

Non-cash financing activity:
Conversion of convertible debt to registered shares	$138,674	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Basis of Presentation:

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2005 included in its Annual Report on Form 20-F. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the periods presented. Operating results for the three and nine month periods ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006. Certain prior year amounts have been reclassified to conform to the current period presentation.

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic net income per share and ADS is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share and ADS is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method and upon the conversion of convertible debt as of the beginning of the period, computed using the if-converted method.

The computations of basic and diluted net income per share and ADS for the Company were as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Net income - basic	$71,348	$64,189	$129,982	$109,033
Interest expense on convertible debt, net of income taxes	125	724	1,520	2,136

Net income - diluted	$71,473	$64,913	$131,502	$111,169

Weighted average shares - basic	92,897	87,657	90,267	88,521
Effect of potentially dilutive stock options	5,896	5,247	5,744	5,065
Effect of potentially dilutive convertible debt	1,397	5,449	4,029	5,449

Weighted average shares - diluted	100,190	98,353	100,040	99,035

Net income per share and ADS - basic	$.77	$.73	$1.44	$1.23

Net income per share and ADS - diluted	$.71	$.66	$1.31	$1.12

Share equivalents attributable to outstanding stock options of 1,150,145 and 2,499,088 for the three months ended December 31, 2005 and 2004, and 800,544 and 1,975,472 for the nine months ended December 31, 2005 and 2004, were excluded from the calculation of diluted net income per share and ADS because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Note 4 — Balance Sheet Components:

The following provides the components of certain balance sheet amounts (in thousands):

	December 31, 2005	March 31, 2005
Accounts receivable:
Accounts receivable	$445,926	$274,538
Allowance for doubtful accounts	(7,676)	(5,166)
Allowance for customer programs and returns	(68,202)	(40,138)

	$370,048	$229,234

Inventories:
Raw materials	$38,175	$39,162
Work-in-process	189	572
Finished goods	219,213	136,252

	$257,577	$175,986

Other current assets:
Tax and VAT refund receivables	$13,726	$13,384
Deferred taxes	22,708	23,446
Prepaid expenses and other	13,197	13,534

	$49,631	$50,364

Property, plant and equipment:
Land	$3,007	$2,017
Plant and buildings	38,130	21,558
Equipment	86,616	82,698
Computer equipment and software	63,225	63,110
Construction-in-progress	11,217	16,136

	202,195	185,519
Less: accumulated depreciation	(133,309)	(132,863)

	$68,886	$52,656

Other assets:
Debt issuance costs	$—	$651
Deposits and other	1,856	1,809

	$1,856	$2,460

Note 5 — Goodwill and Other Intangible Assets:

During the nine months ended December 31, 2005, changes in the carrying amount of goodwill were related to foreign currency adjustments.

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	December 31, 2005			March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,897	$(12,984)	$3,913	$16,902	$(11,450)	$5,452
Technology	25,423	(17,411)	8,012	25,423	(15,559)	9,864
Customer contracts	600	(190)	410	600	(100)	500

	$42,920	$(30,585)	$12,335	$42,925	$(27,109)	$15,816

For the three months ended December 31, 2005 and 2004, amortization expense was $1.2 million and $1.7 million. For the nine months ended December 31, 2005 and 2004, amortization expense for other intangible assets was $3.5 million and $4.6 million. The Company expects that amortization expense for the three months ending March 31, 2006 will be $1.1 million, and annual amortization expense for fiscal years 2007, 2008, 2009 and 2010 will be $3.9 million, $2.5 million, $1.6 million and $.7 million; and $2.5 million in total thereafter.

Note 6 — Convertible Debt:

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. At March 31, 2005, the carrying amount of the convertible bonds, including the accrued redemption premium, was CHF 176.5 million ($147.7 million based on exchange rate at March 31, 2005).

On August 31, 2005, the Company exercised its right to call the convertible bonds for early redemption in accordance with their terms. As of November 11, 2005, all outstanding bonds had been presented for conversion into 5,448,693 Logitech registered shares at the conversion price of CHF 31.20 per share ($23.72 based on exchange rate at November 11, 2005). The conversion was satisfied through issuance of treasury shares.

Note 7 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three and nine months ended December 31, 2005 and 2004 was as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Net income	$71,348	$64,189	$129,982	$109,033
Other comprehensive income (loss):
Cumulative translation adjustment	(6,197)	(414)	(7,497)	(1,957)
Deferred realized hedging gains (losses)	(893)	(1,025)	146	(1,415)

Comprehensive income	$64,258	$62,750	$122,631	$105,661

Note 8 — Shareholders’ Equity:

Stock Split

In June 2005, the Company’s shareholders approved a two-for-one split of Logitech’s shares and ADSs, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to this stock split.

Share Repurchases

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250.0 million (approximately $200.0 million based on exchange rates at the date of announcement), the Company repurchased approximately 1,937,000 shares for $66.8 million in open market transactions during the nine months ended December 31, 2005. During the quarter ended December 31, 2005, the Company completed this program. Under this program, the Company repurchased a total of approximately 7,487,000 shares for $201.3 million in open market transactions under this program.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300.0 million (approximately $235.0 million based on exchange rates on the date of announcement). During the quarter ended December 31, 2005, the Company began the new share buyback program and repurchased 225,000 shares for $10.3 million in open market transactions.

For the two share buyback programs combined, the Company repurchased approximately 561,000 shares for $24.1 million during the three months ended December 31, 2005 and approximately 2,162,000 shares for $77.1 million during the nine months ended December 31, 2005.

Stock-Based Compensation

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock-based compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Net income:
As reported	$71,348	$64,189	$129,982	$109,033
Deduct: Total stock-based compensation expense using the fair value method, net of tax	(3,881)	(4,862)	(11,158)	(13,902)

Pro forma net income	$67,467	$59,327	$118,824	$95,131

Basic net income per share and ADS:
As reported	$.77	$.73	$1.44	$1.23
Pro forma	$.73	$.68	$1.32	$1.07
Diluted net income per share and ADS:
As reported	$.71	$.66	$1.31	$1.12
Pro forma	$.67	$.61	$1.20	$.98

The fair value of employee stock options granted and shares purchased under the Company’s option and purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Three months ended December 31,				Nine months ended December 31,
	2005	2004	2005	2004	2005	2004	2005	2004
	Purchase Plans		Stock Option Plans		Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected life	6 months	6 months	3.6 years	3.5 years	6 months	6 months	3.7 years	3.5 years
Expected volatility	24%	30%	44%	54%	24%	39%	47%	58%
Risk-free interest rate	3.73%	2.15%	4.35%	3.35%	3.25%	1.59%	4.12%	3.08%
Weighted average fair value per grant	$8.73	$5.44	$15.20	$10.64	$7.70	$5.84	$14.96	$10.07

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed above pursuant to the pro forma provisions of SFAS 123.

Note 9 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three and nine months ended December 31, 2005 and 2004. The notional amount of foreign exchange forward contracts outstanding at December 31, 2005 and 2004 was $36.4 million and $32.8 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $.6 million at December 31, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net gains reclassified to cost of goods sold during the three and nine months ended December 31, 2005 were $1.0 million and $2.1 million. Realized net losses reclassified to cost of goods sold during the three and nine months ended December 31, 2004 were $.4 million and $.3 million.

The Company also enters into foreign exchange forward contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange forward contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amounts of foreign exchange forward contracts outstanding at December 31, 2005 and 2004 were $4.7 million and $6.7 million. There were no foreign exchange swap contracts outstanding at December 31, 2005 and 2004. Unrealized losses on the contracts recorded in accumulated other comprehensive loss were immaterial at December 31, 2005.

Note 10 — Commitments and Contingencies:

At December 31, 2005, fixed purchase commitments for capital expenditures amounted to $6.3 million, primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2005, fixed purchase commitments for inventory amounted to $148.6 million. The Company also had other commitments totaling $2.0 million for consulting, marketing and advertising arrangements, and participation in an investment partnership.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly vary. At December 31, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $1.6 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

The Company indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. At December 31, 2005, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

The Company acquired Intrigue Technologies, Inc. (“Intrigue”), a privately-held provider of advanced remote controls, in May 2004. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during a revenue measurement period, which is any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with the net sales level in the revenue measurement period, up to 27% at the highest net sales level with higher percentages related to some lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. Net sales of remote controls have been increasing in the recent quarters and, if current sales growth in this category continues, the Company will be obligated to make the deferred payment. The deferred payments, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008.

Certain of the Company’s products sold in European Union (“EU”) countries are subject to the EU Waste Electrical and Electronic Equipment Directive (“WEEE”), which requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered electrical and electronic products. EU member states were to enact national legislation implementing the WEEE Directive by August 2004, with producers becoming financially responsible for collection, recycling and disposal costs beginning in August 2005. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2006. For countries which have enacted legislation, the Company expects to incur costs for managing and recycling historical waste equipment. These costs are expected to be based on the Company’s estimated market share of the total cost. The extent of any associated costs will depend on a number of factors which at present cannot be accurately quantified. For other countries which have not enacted legislation, the Company will assess the financial impact of complying with the WEEE Directive when sufficient national legislations are available for interpretation.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to vigorously defend against them. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 11 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for PCs and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, composed primarily of fixed assets and investments, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2005	2004	2005	2004
Europe	$295,966	$253,381	$649,040	$533,260
North America	201,328	164,639	460,573	367,438
Asia Pacific	76,562	65,796	221,046	179,280

Total net sales	$573,856	$483,816	$1,330,659	$1,079,978

Long-lived assets by geographic region were as follows (in thousands):

	December 31, 2005	March 31, 2005
Europe	$27,855	$28,317
North America	22,233	16,045
Asia Pacific	37,357	27,547

Total long-lived assets	$87,445	$71,909

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headphones, speakers and other accessories for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of Logitech’s competitors are well established with substantial resources, others are less established and compete at lower price points. These markets are characterized by aggressive promotional and pricing practices, rapidly changing technology and evolving customer demands. In order to remain competitive, continued investment in product research and development is critical to driving innovation with new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening market leadership. The Company has historically targeted peripherals for the PC platform, a market that is dynamically changing as a result of consumer trends toward notebooks. Logitech remains focused on strengthening its market leadership in the PC market with the introduction of products that support the continued growth of the notebook market segment. The Company is also expanding into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment and digital music systems.

Over the last several years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products, and pursuing new market opportunities beyond the PC platform. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories. In fiscal year 2005, the Company expanded its offerings to include advanced remote controls through its acquisition of Intrigue Technologies, Inc.

Net sales for the three months ended December 31, 2005 increased 19% to $574 million, exceeding the half- billion dollar quarterly sales level for the first time in the Company’s history. Net income was up 11% to $71.3 million. For the nine months ended December 31, 2005, net sales grew 23% to $1.3 billion and net income increased 19% to $130 million. These results reflect the Company’s consistent revenue growth, driven by the expansion of new product categories and diversification of the existing product portfolio. Audio and video retail sales have been the primary contributors to the Company’s fiscal 2006 financial performance and are expected to continue driving growth in the near-term. Sales of advanced remote controls have strengthened this fiscal year’s revenue trend and present growth potential for the remainder of fiscal 2006 as well as for the future.

Results of Operations

Three Months Ended December 31, 2005 Compared with Three Months Ended December 31, 2004

Net Sales

Net sales by channel and product family for the three months ended December 31, 2005 and 2004 were as follows (in thousands):

	Three months ended December 31,		Change %
	2005	2004
Net sales by channel:
Retail	$516,575	$433,840	19%
OEM	57,281	49,976	15%

Total net sales	$573,856	$483,816	19%

Net sales by product family:
Retail - Cordless	$148,336	$158,625	(6)%
Retail - Corded	86,821	91,000	(5)%
Retail - Video	82,401	57,309	44%
Retail - Audio	117,602	51,405	129%
Retail - Gaming	56,552	66,639	(15)%
Retail - Other	24,863	8,862	181%
OEM	57,281	49,976	15%

Total net sales	$573,856	$483,816	19%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams; audio includes speakers and headset products for the PC, mobile phone and mobile entertainment platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote control, as well as digital pen and 3D input device offerings.

Net sales in the quarter ended December 31, 2005 increased from the same period in the prior year due to continued growth in demand for the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for Logitech’s audio product line and increased demand for video and remote control products. OEM sales also increased as a result of growth in sales of corded mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended December 31, 2005.

Retail Cordless. Sales of the Company’s retail cordless products in the quarter ended December 31, 2005 decreased 6% compared with the same quarter in fiscal year 2005, while units sold were up 11%. The sales decline was mainly attributable to cordless mice and desktops. Sales of cordless mice were down 10% compared with the third quarter in fiscal year 2005, when the industry’s first laser cordless mouse, the MX1000, achieved record-breaking sales. In addition, sales growth of cordless mice was constrained by a supplier’s inability to provide a critical product component for the new V400 laser cordless notebook mouse. Although quarterly sales dollars declined from the previous fiscal year, unit sales of cordless mice increased 9%, reflecting growth in the mid-range and value segments of the product line. Cordless desktop sales declined by 5% while units grew by 12%, due to lower sales in the mid-range segment of the product line, partially offset by strong growth in the high-end and mass-market segments.

Retail Corded. Sales of corded products in the quarter ended December 31, 2005 decreased 5% while units grew 1% compared with the same period last year. Sales of corded mice decreased 12% and units were down 5%. Sales of the MX518 gaming mouse and the G5 laser mouse continued to be robust, but were more than offset by a decline in sales of non-gaming corded mice. Sales of corded keyboards increased 6% with units growing 11%.

Retail Video. Reflecting the increased use of video communications over the Internet, retail video sales grew 44% and units were up 62% compared with the same quarter last year. In addition to the continued demand for lower-priced mass-market webcam products, the Company also achieved significant growth in high-end products due to strong demand for the QuickCam Fusion webcam.

Retail Audio. Retail audio sales increased 129% and units were up 107% for the quarter ended December 31, 2005. The significant growth came primarily from higher sales of speakers and PC headsets during the quarter. Retail speaker sales grew 144% and units sold increased 124%, due to higher sales of portable iPod speakers and continued strength in PC speakers. Sales of PC headsets contributed to the significant growth in retail audio, with sales more than doubling over the third quarter of fiscal year 2005.

Retail Gaming. Sales in retail gaming declined 15% while units sold grew 18% in the quarter ended December 31, 2005. Compared with the same period last year, sales of console gaming peripherals were down 15%. Last year, the Company achieved a strong quarter based on the sales of cordless controllers for the Playstation®2 and XboxTM platforms and sales of console steering wheels, reflecting the popularity of a newly-launched racing game. This year, sales of console peripherals were depressed by the anticipated transition to new console platforms and, in particular for wheels, by the lack of popular new driving games. Units sold for console gaming peripherals grew 42% in the quarter, driven mainly by accessories for the Playstation Portable (“PSP”). The market demand for PC gaming products remains weak and, as a result, sales of PC gaming peripherals declined 15% with units sold down 11%.

Retail Other. Sales in the other retail category in the quarter ended December 31, 2005 increased 181% as compared with the same quarter in the prior year, primarily due to accelerating market demand for Harmony remotes.

Retail Regional Performance. The Americas, Europe and Asia Pacific regions all achieved strong retail sales growth in the quarter ended December 31, 2005 compared with the same quarter last year. Retail sales in the Americas region grew 26%, driven by the audio category, with significant increases in sales of video and remote controls. European retail sales increased 15%, largely due to strong sales growth in audio and video products. In Asia Pacific, retail sales grew 20%, led by strong sales of corded and audio products.

OEM. OEM revenues represented 10% of total sales in the third quarter of fiscal 2006, comparable to the same period in fiscal 2005. OEM revenues continued to grow with sales increasing 15% and units increasing 18% over fiscal year 2005. The increase was driven by strong growth in corded mice sales to PC manufacturers.

Gross Profit

Gross profit for the three months ended December 31, 2005 and 2004 was as follows (in thousands):

	Three months ended December 31,		Change
	2005	2004
Net sales	$573,856	$483,816	19%
Cost of goods sold	388,349	315,488	23%

Gross profit	$185,507	$168,328	10%

Gross margin	32.3%	34.8%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit resulted from the net sales increase during the third quarter of fiscal year 2006 compared with the same quarter in fiscal year 2005. Gross margin reflected a return to more sustainable margin levels in a number of product categories from the higher margins experienced in the same quarter last year. The significant revenue growth in audio products also contributed to a shift in retail sales mix during recent quarters. The higher proportion of audio sales in the quarter ended December 31, 2005 impacted gross margin because margins in the audio category, although improved from the same quarter in fiscal year 2005, are lower than the Company’s other core product categories.

Operating Expenses

Operating expenses for the three months ended December 31, 2005 and 2004 were as follows (in thousands):

	Three months ended December 31,		Change
	2005	2004
Marketing and selling	$66,380	$61,020	9%
% of net sales	12%	13%
Research and development	22,380	19,160	17%
% of net sales	4%	4%
General and administrative	16,074	14,547	10%
% of net sales	3%	3%

Total operating expenses	$104,834	$94,727	11%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

The increase in marketing and selling expense reflects increased customer marketing development initiatives and higher personnel costs to support higher retail sales levels and expanded territorial coverage. In addition, the Company’s operating expenses benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Investments in audio and remote control groups were the most significant contributor to the increase, driven by higher headcount and related personnel costs. In addition, the Company’s operating expenses benefited from the strengthening of the U.S. dollar relative to Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of increased headcount to support business growth. In addition, costs incurred for Sarbanes-Oxley consultation and implementation and for process changes occurring in the Company contributed to the higher general and administrative expense. The Company’s operating expenses also benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Interest Income (Expense), Net

Interest income and expense for the three months ended December 31, 2005 and 2004 were as follows (in thousands):

	Three months ended December 31,
	2005	2004	Change
Interest income	$1,371	$1,098	25%
Interest expense	(189)	(865)	(78)%

Interest income (expense), net	$1,182	$233	407%

Interest income was higher for the quarter ended December 31, 2005 due to higher invested cash balances and higher returns earned on invested amounts. Interest expense decreased due to lower interest and redemption premium paid as a result of conversion of the convertible bond during the quarter ended December 31, 2005.

Other Income, Net

Other income and expense for the three months ended December 31, 2005 and 2004 were as follows (in thousands):

	Three months ended December 31,
	2005	2004	Change
Foreign currency exchange gains, net	$1,125	$1,889	(40)%
Other, net	(17)	(207)	(92)%

Other income, net	$1,108	$1,682	(34)%

The decrease in other income, net for the quarter ended December 31, 2005 was due to less favorable foreign currency exchange gains compared with the same period in the prior year.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended December 31, 2005 and 2004 were as follows (dollars in thousands):

	Three months ended December 31,
	2005	2004
Provision for income taxes	$11,615	$11,327
Effective income tax rate	14%	15%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 14% in fiscal year 2006 from 15% in fiscal year 2005. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income. The effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in succeeding years and may vary from quarter to quarter.

Results of Operations

Nine Months Ended December 31, 2005 Compared to Nine Months Ended December 31, 2004

Net Sales

Net sales by channel and product family for the nine months ended December 31, 2005 and 2004 were as follows (in thousands):

	Nine months ended December 31,		Change %
	2005	2004
Net sales by channel:
Retail	$1,169,645	$942,235	24%
OEM	161,014	137,743	17%

Total net sales	$1,330,659	$1,079,978	23%

Net sales by product family:
Retail - Cordless	$333,706	$336,275	(1)%
Retail - Corded	233,126	220,201	6%
Retail - Video	192,238	151,188	27%
Retail - Audio	247,000	106,011	133%
Retail - Gaming	108,136	107,823	—
Retail - Other	55,439	20,737	167%
OEM	161,014	137,743	17%

Total net sales	$1,330,659	$1,079,978	23%

The Company’s net sales increased for the nine months ended December 31, 2005 compared with the same period in the prior fiscal year, due to increased demand for both the Company’s retail and OEM products. Growth in retail sales was mainly attributable to strong demand for audio products and increased sales of video and remote control products. OEM sales increased as a result of growth in sales of corded mice. Approximately 50% of the Company’s sales were denominated in currencies other than the U.S. dollar during the nine months ended December 31, 2005.

Retail Cordless. Retail sales of cordless products for the nine months ended December 31, 2005 decreased marginally and units sold increased 11% compared with the same period last year. Sales of cordless mice for the nine months ended December 31, 2005 increased 4% with units up 15%. Last year’s results included significant sales from the launch of the industry’s first laser cordless mouse. In addition, success in cordless mice sales in the first half of fiscal 2006, driven by introductions of new cordless optical and notebook mice products, was restrained in the third quarter by a component shortage affecting the new V400 laser cordless notebook mouse. Cordless desktop sales decreased 6% in dollars with units sold up 5%, offsetting the increase in cordless mice sales. The decline in cordless desktop sales reflects the phase-out of older cordless desktop offerings and a shift in product mix to high-end and mass-market segments.

Retail Corded. Sales of retail corded products for the nine months ended December 31, 2005 increased 6% with units sold up 13% compared with the same period in fiscal year 2005. Sales of corded mice increased 4% and units increased 9%, driven largely by the popularity of the MX518 gaming-grade optical mouse and the G5 laser mouse, which began generating significant revenue in fiscal 2006. Sales of corded desktops and keyboards also helped drive the increase in retail corded sales for the nine months ended December 31, 2005.

Retail Video. Retail video sales grew 27% and units increased 45% compared with the same period last year. The significant growth in retail video sales was due to strong demand for lower-priced mass-market webcam products, combined with the growth achieved in the high end of the category from the recent launch of the QuickCam Fusion webcam.

Retail Audio. Retail audio sales increased 133% and units were up 84% for the nine months ended December 31, 2005 compared with the same period in the prior fiscal year. Speakers were the key driver of the growth, with sales increasing 136% and units up 121%. Riding the wave of digital music and increasing popularity of the Company’s speakers, demand was strong across the product line and most price points. Continued strength in PC speakers and strong demand for the iPod portable speakers launched in fiscal 2006 propelled retail audio sales to the significant growth. Sales of PC headsets and wireless headphones for iPod and MP3 also contributed significantly to the growth.

Retail Gaming. Sales of retail gaming peripherals for the nine months ended December 31, 2005 were flat and units sold increased 31% compared with the same period last year. Sales of console gaming peripherals grew 12%, driven primarily by accessories for the PSP but were offset by the decline in sales of PC gaming peripherals. Units sold for console gaming peripherals increased 76% due to higher accessory sales. The market demand for PC gaming products remains weak and, as a result, sales of PC gaming peripherals decreased 14% with units sold down 12%.

Retail Other. Sales in the other retail category increased 167% in the nine months ended December 31, 2005 compared with the same period in the prior fiscal year, reflecting accelerating demand for Harmony remotes.

Retail Regional Performance. For the nine months ended December 31, 2005, the Company’s Americas, Europe and Asia Pacific regions all delivered double-digit retail sales growth compared with the same period last year. Retail sales in the Americas region grew 30%, driven by strong performance in audio sales. Retail sales in video and remote control products also contributed significantly to the growth in the Americas region. Retail sales in Europe increased 21%, largely attributable to strong demand for audio products and significant contributions from video and remote control sales. Retail sales in Asia Pacific increased 23%, led by strong sales of audio and corded products. During fiscal year 2005, the Company focused on growing and expanding its presence in China, including improving its distribution model, expanding its sales force in China and investing in marketing and product initiatives. These investments contributed to an improvement in sales in China during fiscal year 2006.

OEM. OEM sales increased 17%, with units sold up 22%, in the nine months ended December 31, 2005, driven by strong growth in sales of corded mice to PC manufacturers. OEM business returned to growth in fiscal 2006 after enduring declines in the prior year. The Company continues to pursue opportunities in other non-core OEM categories, including mobile headsets, remote controls and console gaming.

Gross Profit

Gross profit for the nine months ended December 31, 2005 and 2004 was as follows (in thousands):

	Nine months ended December 31,		Change
	2005	2004
Net sales	$1,330,659	$1,079,978	23%
Cost of goods sold	905,418	711,515	27%

Gross profit	$425,241	$368,463	15%

Gross margin	32.0%	34.1%

The increase in gross profit for the nine months ended December 31, 2005 reflects the increase in revenues compared with the same period in the prior fiscal year. The decline in the Company’s gross margin is mainly attributable to the shift in product mix towards audio products. Audio sales represented 19% of total net sales in fiscal year 2006, compared with 10% in the nine months ended December 31, 2004. Margins in the audio category, although improved from the same period a year ago, are lower than the Company’s other core product categories. In addition, the launch of new retail products incorporating advanced technology, which generates higher costs until volume and other cost improvements reduce the per-unit cost, contributed to the lower gross margin in the nine months of fiscal year 2006.

Operating Expenses

Operating expenses for the nine months ended December 31, 2005 and 2004 were as follows (in thousands):

	Nine months ended December 31,
	2005	2004	Change
Marketing and selling	$170,376	$149,822	14%
% of net sales	13%	14%
Research and development	64,889	53,342	22%
% of net sales	5%	5%
General and administrative	45,836	40,575	13%
% of net sales	3%	4%

Total operating expenses	$281,101	$243,739	15%

Marketing and Selling

The increase in marketing and selling expense reflects increased customer marketing development initiatives, advertising and higher personnel costs to support higher retail sales levels and expanded territorial coverage. In addition, the Company’s operating expenses benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Research and Development

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Higher headcount contributed most significantly to the increase. Investments in product development were focused on the Company’s cordless, audio and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements was not material.

General and Administrative

General and administrative expense increased primarily as a result of increased headcount to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation contributed to the higher general and administrative. The increases were offset by a decrease in legal expenses, which were higher in the nine months last year due to patent infringement claims inherited with the Company’s acquisition of Intrigue. In addition, the Company’s operating expenses benefited from the strengthening of the U.S. dollar relative to the Euro and Swiss franc due to exchange rate changes on translation to the U.S. dollar financial statements.

Interest Income (Expense), Net

Interest income and expense for the nine months ended December 31, 2005 and 2004 were as follows (in thousands):

	Nine months ended December 31,
	2005	2004	Change
Interest income	$4,350	$2,412	80%
Interest expense	(1,890)	(2,694)	(30)%

Interest income (expense), net	$2,460	$(282)	972%

Interest income was higher for the third quarter of fiscal year 2006 due to higher invested cash balances and higher returns earned on invested amounts. Interest expense decreased due to lower interest and redemption premium paid as a result of conversion of the convertible bond during the quarter ended December 31, 2005.

Other Income, Net

Other income and expense for the nine months ended December 31, 2005 and 2004 were as follows (in thousands):

	Nine months ended December 31,
	2005	2004	Change
Foreign currency exchange gains, net	$4,323	$3,596	20%
Other, net	222	235	(6)%

Other income, net	$4,545	$3,831	19%

The increase in other income, net was due to higher foreign currency exchange gains from favorable fluctuations in exchange rates.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the nine months ended December 31, 2005 and 2004 were as follows (dollars in thousands):

	Nine months ended December 31,
	2005	2004
Provision for income taxes	$21,163	$19,240
Effective income tax rate	14%	15%

A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 14% for fiscal year 2006 from 15% in fiscal year 2005. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income. The effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding years and may vary from quarter to quarter.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At December 31, 2005, net working capital was $522.6 million, compared with $452.7 million at March 31, 2005. The increase in working capital was primarily due to increases in accounts receivable and inventory, partially offset by the increase in accounts payable, as a result of the significant sales growth during the nine months ended December 31, 2005.

Cash and cash equivalents totaled $276.9 million at December 31, 2005, a decrease of $64.4 million from March 31, 2005. The decrease in cash was primarily due to $77.1 million used to repurchase shares under the Company’s share buyback program and $37.6 million used for capital expenditures, including investments for information system upgrades, construction of the new factory in Suzhou, China, and normal expenditures for tooling costs. The use of cash was partially offset by $15.3 million of cash provided by operating activities, $37.4 million in proceeds from the sale of shares under the Company’s employee option and share purchase plans, and $5.2 million from short-term borrowing.

The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand, and borrowings, as needed, under its credit facilities. The Company has credit lines with several European and Asian banks totaling $85.3 million as of December 31, 2005. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. At December 31, 2005, $71.2 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for December 31, 2005 and 2004 (dollars in thousands):

	December 31, 2005		December 31, 2004
Accounts receivable, net	$370,048		$295,816
Inventories	$257,577		$186,003
Working capital	$522,562		$417,307
Days sales in accounts receivable (DSO) (1)	58 days		55 days
Inventory turnover (ITO) (2)	6.0	x	6.8	x
Net cash provided by operating activities	$15,285		$94,491

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

During the nine months ended December 31, 2005, the Company generated $15.3 million in cash from operating activities compared with $94.5 million in the same period last year. The decrease was due to significantly higher inventory purchases in the nine months ended December 31, 2005, partially offset by higher collection on accounts receivable during the same period. Accounts receivable increased to $370.0 million at December 31, 2005, compared with $295.8 million at December 31, 2004, as a result of higher sales in the third quarter of fiscal 2006. In addition, the Company increased its inventory levels, primarily finished goods, due to the Company’s decision to carry more finished goods inventory in the second half of fiscal 2006. Increases in accounts payable partially offset the higher inventory. Accounts payable increased $68.0 million to support the higher inventory levels, compared with an increase of $40.0 million during the nine months of fiscal year 2005.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the nine months ended December 31, 2005 and 2004 (in thousands):

	Nine months ended December 31,
	2005	2004
Purchases of property, plant and equipment	$(37,617)	$(27,522)
Acquisitions and investments, net of cash acquired	89	(30,353)

Net cash used in investing activities	$(37,528)	$(57,875)

The Company’s purchases of property, plant and equipment were principally for construction of the new factory in Suzhou, China, information system upgrades, and normal expenditures for tooling.

In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.8 million during the nine months ended December 31, 2004, acquiring all of Intrigue’s outstanding shares. Included in this amount are incremental expenses for acquisition-related transactions costs. The Company also made other equity investments of $.6 million, primarily for funding in A4Vision, Inc., a privately-held company from which Logitech licenses face-tracking software used in its PC webcams.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the nine months ended December 31, 2005 and 2004 (in thousands except per share amounts):

	Nine months ended December 31,
	2005	2004
Proceeds from short-term borrowing	$5,235	$—
Repayments of short and long-term debt	(32)	(4,528)
Purchases of treasury shares	(77,054)	(118,688)
Proceeds from sale of shares upon exercise of options and rights	37,399	36,868

Net cash used in financing activities	$(34,452)	$(86,348)

	Nine months ended December 31,
	2005	2004
Number of treasury shares purchased	2,162	5,050
Average price per share	$35.64	$23.50

Cash used in financing activities during the nine months ended December 31, 2005 included treasury stock repurchases of 2,162,000 shares, totaling $77.1 million pursuant to the Company’s buyback program announced in April 2004. Proceeds included $37.4 million from the sale of shares under the Company’s employee option and share purchase plans and $5.2 million from short-term borrowing during the nine months ended December 31, 2005.

During the nine months ended December 31, 2004, the Company used cash to repurchase 5,050,000 shares (number of shares adjusted for the 2-for-1 stock split which took effect on June 30, 2005) for $118.7 million under the buyback program announced in April 2004. The Company also used $4.5 million of cash for the repayment of debt obligations primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $36.9 million were realized from the sale of shares under the Company’s employee option and share purchase plans during the nine months ended December 31, 2004.

Cash Outlook

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s working capital requirements and capital expenditures could increase to support future expansion of operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash and other financing.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300.0 million (approximately $235.0 million based on exchange rates on the date of announcement). During the quarter ended December 31, 2005, the Company began the new share buyback program and repurchased 225,000 shares for $10.3 million in open market transactions.

The Company acquired Intrigue Technologies, Inc. (“Intrigue”), a privately-held provider of advanced remote controls, in May 2004. The purchase agreement provides for deferred payments to Intrigue’s former shareholders based on the highest net sales from products incorporating Intrigue’s technology during a revenue measurement period, which is any consecutive four-quarter period beginning in April 2006 through September 2007. The total deferred payment amount varies with the net sales level in the revenue measurement period, up to 27% at the highest net sales level with higher percentages related to some lower net sales levels. No deferred payments are required if the highest net sales level in the revenue measurement period is less than $55.0 million. Net sales of remote controls have been increasing in the recent quarters and, if current sales growth in this category continues, the Company will be obligated to make the deferred payment. The deferred payment, if any, will be recorded as an adjustment to goodwill. The total payment amount will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at December 31, 2005 included: (i) amounts drawn on its credit lines, (ii) equipment financed under capital leases, (iii) facilities leased under operating lease commitments, and (iv) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At December 31, 2005, fixed purchase commitments for capital expenditures amounted to $6.3 million, primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At December 31, 2005, fixed purchase commitments for inventory amounted to $148.6 million. The Company also had other commitments totaling $2.0 million for consulting, marketing and advertising arrangements, and participation in an investment partnership.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly vary. At December 31, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $1.6 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. At December 31, 2005, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

Risk Factors

Our operating results are difficult to predict and fluctuations in results may cause volatility in the price of our registered shares and American Depositary Shares (“ADS”).

Our revenues and profitability are difficult to predict due to the nature of the markets in which we compete and for many other reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting quarterly revenues and profitability.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components, and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Fluctuations in currency exchange rates can produce an impact on our revenues and profitability because we report our financial statements in U.S. dollars, whereas we have significant transactions in other currencies. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our registered shares and ADSs.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. If technologies or standards that we adopt fail to gain widespread commercial acceptance, demand for such products could decline and our business could be adversely affected.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative and reliable new products and enhancements in a timely manner;

•	distinguish our products from those of our competitors;

•	obtain licenses or other rights relating to proprietary platforms developed by third parties, such as Playstation, Xbox or iPod.

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer. For example, if we do not continue to anticipate the consumer trend towards notebooks and develop products to support the continued growth of the notebook market segment, our sales could be adversely impacted in future periods.

Our gross margins can vary significantly depending on product mix and customers.

We have a diversified product portfolio of over 200 different personal peripherals for PCs and other digital platforms. We sell these products through a worldwide network of domestic and international distributors, retailers, and OEM customers. Our gross margins vary significantly by product line and customer type, as well as within product lines.

Variations in gross margins result from factors such as consumer demand, competition, product life cycle, new product introductions, unit volumes, commodity and supply chain costs, and the complexity and functionality of new product innovations. When the mix of products sold shifts from higher margin product lines to lower margin product lines, our overall gross margin and our profitability may be adversely affected. For example, gross margins in the audio category are lower than the Company’s other core product categories. Overall gross margin in recent quarters has been adversely impacted in part due to the increase in audio sales as a percentage of total sales. If audio sales continue to increase as a percentage of total sales in future quarters, overall gross margins in such quarters will be further adversely impacted to the extent that improvements in gross margins within the audio category, if any, are unable to offset such impact.

Similarly, our gross margins are generally lower for sales to OEM customers compared with sales to our retail customers. Increases in OEM sales or decreases in retail sales relative to total gross sales may also negatively impact our gross margins.

The product and customer mix reflected in each period’s revenue can create fluctuations in operating results, which may cause volatility in the price of the registered shares and ADSs.

Production levels that do not match demand for our products could result in lost sales or lower gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of product demand. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between actual and forecasted demand in the past and expect differences to arise in the future. Such differences could result in the following:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase production levels rapidly enough to meet unexpected demand, and we could lose sales. For example, in the third quarter of fiscal year 2006 we were not able to fully meet greater than expected demand for certain retail products because we were unable to obtain related components in a timely manner.

•	If we rapidly increase our production levels to meet unanticipated customer demand, we could incur higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

Our OEM business could be adversely affected by consumer trends toward notebook computers.

Our OEM mice are sold with name-brand desktop PCs. Consequently, our OEM business is highly dependent on market trends for desktop PCs. A shift by consumers towards notebook products in recent periods has resulted in slower growth for desktop PCs. Our OEM revenues accounted for 12% and 13% of total revenues during the nine months of fiscal year 2006 and 2005. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

Certain of the Company’s products sold in European Union (“EU”) countries are subject to the EU Waste Electrical and Electronic Equipment Directive (“WEEE”), which requires producers of electrical goods to be financially responsible for specified collection, recycling, treatment and disposal of covered electrical and electronic products. EU member states were to enact national legislation implementing the WEEE Directive by August 2004, with producers becoming financially responsible for collection, recycling and disposal costs beginning in August 2005. To date, specific legal requirements have not been finalized by all member states, with certain member states delaying implementation until 2006. For countries which have enacted legislation, the Company expects to incur costs for managing and recycling historical waste equipment. These costs are expected to be based on the Company’s estimated market share of the total cost. The extent of any associated costs will depend on a number of factors which at present cannot be accurately quantified. For other countries which have not enacted legislation, the Company will assess the financial impact of complying with the WEEE Directive when sufficient national legislations are available for interpretation.

Similar environmental legislation may be enacted in other countries, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the EU and the United States, even if we are not subject to regulations imposed by local governments. There is no assurance that such existing or future laws will not have a material adverse effect on us.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. The areas that are strained most by our growth include the following:

•	New Product Launch. As coordination of our product development, manufacturing, and distribution becomes increasingly complex, it places a strain on our ability to efficiently coordinate the launch of our products with adequate supply to meet anticipated customer demand, and effective marketing to stimulate demand and market acceptance. If we are unable to continue to scale and improve our product launch coordination, we could frustrate our customers, incur incremental costs to expedite delivery, and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. Forecasting customer demand, planning for production and management of transportation and logistics also becomes increasingly complex during significant growth periods. If we are unable to continue to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales, or accumulate excess inventory.

•	Enterprise Resource Planning. We use enterprise resource planning software in the operation of our business and maintenance of business and financial data related to our daily operations. We are in the process of upgrading this software, and we anticipate transitioning to a new version in early fiscal year 2007. If we are unable to effectively implement the new software, we may be unable to timely or accurately process or access business and financial information stored on the system, which could adversely impact our daily operations and the timely reporting of financial results.

To manage the growth of our operations, we must continue to improve our transaction processing, operational and financial systems, and procedures and controls, to effectively manage the increased complexity. If we are unable to scale and improve these activities, we could experience delays in shipments of product, degradation in levels of customer support, lost sales, and increased inventory. These difficulties could adversely impact our operating results or limit our ability to expand.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with the requirements of Section 404. We are also in the process of upgrading our enterprise resource planning (ERP) software. Both efforts require substantial time and resources to successfully complete. In addition, the timing of the ERP implementation has a significant impact on the potential cost of the compliance effort. We have recently experienced delays in the ERP implementation, and compliance costs could increase substantially if the ERP implementation is further delayed and the time period available to assess and evaluate internal control effectiveness is shortened.

We have committed substantial time and resources to evaluate and assess the effectiveness of our internal controls and to implement ERP software. During these processes, we may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify significant deficiencies or material weaknesses that would require remediation.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, short product life cycles, continual performance enhancements, and rapid adoption of technological and product advancements by competitors in our retail market. We continue to experience aggressive price competition from our primary competitors and from less-established brands, and may choose to adjust prices to improve our competitive position. We may also encounter more competition if any of our competitors decides to enter other markets in which we currently operate.

In addition, we have been expanding the categories of products we sell, and entering new markets, such as the market for programmable remote controls. As we do so, we are confronting new competitors, many of which have longer experience in the categories or markets and have greater marketing resources and brand name recognition than we do. In addition, because of the continuing convergence of the markets for computing devices and consumer electronics, we expect greater competition in the future from well established consumer electronics companies in our developing categories, as well as future ones we might enter. Many of these companies have greater financial, technical, sales, marketing and other resources than we do.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video. Our main competitor in the U.S. for PC web cameras is Creative Labs, which offers a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. We continue to encounter aggressive pricing practices, promotions, and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming. Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. In addition, our cordless controllers for Microsoft XboxTM are competing against Microsoft corded controllers.

Audio. Competitors in audio devices vary by product line. In the PC and mobile entertainment platform speaker business, competitors include Altec Lansing, Creative Labs and Bose Corporation. In the PC and console headset, telephony and microphone business, our main competitors include Plantronics and its Altec Lansing subsidiary. In addition, with our mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom has an established market position in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls. With our acquisition of Intrigue Technologies in May 2004, we expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. The market for advanced remote controls is highly competitive, with many companies offering universal remote controls at price points similar to or lower than those of our Harmony remote offering. These companies include, among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed. If we do not compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on certain U.S. and European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. Our Suzhou manufacturing operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Furthermore, governmental authorities in China exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the renminbi yuan (“RMB”), the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar. In the months following the revaluation, the RMB appreciated 2% against the U.S. dollar for the quarter ended December 31, 2005. While the revaluation continues to limit the RMB to float within a narrow percentage band each day, we believe that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the RMB’s value. Significant future appreciation of the RMB could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity, and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy of product deliveries, which could harm our business and operating results.

We purchase key components and products from a limited number of sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors and base metals used in our products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain inventory levels sufficient to meet our product demand. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or without adequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business, financial condition and operating results.

At various times, we have experienced fluctuations in component prices due to supply, demand, and price trends of certain markets. In particular, we continue to experience fluctuations in prices for petroleum-based materials. We have generally been able to minimize the impact of such price increases by managing inventory levels, increasing production efficiencies and negotiating competitive prices with our suppliers. While we will continue to implement such actions, price fluctuations could have an impact on the cost of our products during a particular period and could impact our gross margins.

We purchase certain products and key components from a limited number of sources. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers, and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins, and we could experience delays in bringing our products to market, resulting in lost product sales or the accumulation of excess inventory.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill customer orders in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses, and exposure to corruption;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax (“VAT”) or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Our business relies on access to patents and intellectual property obtained from third parties.

We are increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or the inability to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending and future lawsuits could adversely impact us.

We are currently involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. We believe these lawsuits and claims are without merit and intend to vigorously defend against them. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Further, because of technological changes in the computer and consumer electronics industries, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products or our business methods may unknowingly infringe existing patents of third parties. The Company has from time to time been notified that it may be infringing certain patents or other intellectual property rights of others. Pending and future litigation and disputes arising over patent infringement claims, or over commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our management and technical resources, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell. Failure to do so could result in product recalls, lost revenue, loss of reputation, and significant warranty and other expense to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk because it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Swiss franc (“CHF”), Japanese yen, Chinese renminbi yuan (“RMB”), Taiwanese dollar and Mexican peso. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily assets and liabilities denominated in currencies other than the functional currency, where the net exposure is greater than $.5 million at December 31, 2005. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese yuan	$67,613	$(6,147)	$7,513
U.S. dollar	Mexican peso	2,750	(250)	306
U.S. dollar	Japanese yen	5,028	(457)	559
U.S. dollar	Eurodollar	(599)	54	(67)
U.S. dollar	Swiss franc	(1,801)	164	(200)
U.S. dollar	Taiwanese dollar	(2,569)	234	(285)
U.S. dollar	Canadian dollar	1,228	(112)	136
U.S. dollar	Czech Koruna	1,187	(108)	132
Euro	British pound sterling	13,769	(1,252)	1,530
Euro	Swiss franc	(1,222)	111	(136)
Euro	Polish zloty	1,099	(100)	122
Euro	Swedish kroner	(1,292)	117	(144)

		$85,191	$(7,746)	$9,466

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar, immediately resulting in the RMB appreciating 2% against the U.S. dollar. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in RMB. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against potential significant appreciation of the RMB, the Company has transferred a portion of its cash investments to RMB accounts. At December 31, 2005, net assets held in

RMB totaled $67.6 million. While the revaluation continues to limit the RMB to float within a narrow percentage band each day, the Company believes that the change to a more flexible system based on a basket of foreign currencies could lead to a further, gradual rise in the RMB’s value.

From time to time, the Company enters into foreign exchange forward contracts to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. These forward contracts are denominated in the same currency as the underlying transactions. The Company does not use derivative financial instruments for trading or speculative purposes. As of December 31, 2005, the notional amount of foreign exchange forward contracts outstanding for forecasted inventory purchases was $36.4 million. These forward contracts generally mature within three months. Deferred realized gains totaled $.6 million at December 31, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $4.0 million in our foreign exchange forward contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $3.4 million unrealized loss in our foreign exchange forward contract portfolio would have occurred.

Interest Rates

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the December 31, 2005 and March 31, 2005 period-end interest rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Recent Developments

On August 3, 2005, Logitech announced plans to recruit a new chief financial officer, in preparation for the retirement of Kristen Onken, the Company’s senior vice president of finance and chief financial officer. Ms. Onken, who joined Logitech in 1999, plans to lead the recruitment process and to remain with the Company until her successor has transitioned into the role.

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, and consultations regarding stock-based compensation, expatriate tax matters and Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of December 31, 2005 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/s/ Guerrino De Luca
Guerrino De Luca
President and Chief Executive Officer

/s/ Kristen M. Onken
Kristen M. Onken
Chief Financial Officer,
Chief Accounting Officer, and U.S. Representative

February 3, 2006